U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2023

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

BIOLIFE4D CORPORATION

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2023

2

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Biolife4D”, “we”, “us”, “our” or “the Company” refers to Biolife4D Corporation.

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Corporation Offering Circular filed pursuant to Regulation A, dated December 16, 2020, (hereinafter “Reg. A Offering Circular”), and in the Biolife4D Corporation Registration Statement under the Securities Act of 1933, dated June 13, 2023 (hereinafter “Registration Statement”) under the caption “RISK FACTORS” and which are incorporated herein by reference. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

3

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of our 1-K filed on April 27, 2023. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” of our December 16, 2020 Reg. A Offering Circular and our June 13, 2023 Registration Statement.

GENERAL

BIOLIFE4D CORPORATION is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts first for cardiotoxicity testing and ultimately potentially suitable for implantation.

We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing), and computing technology – all having reached a level of maturity where we believe that commercially viable bioprinting solutions can be created through optimization, not invention. It is impossible to predict the exact amount of time it will take to fully optimize this process.

We also need to obtain the approval of the FDA and it is impossible to predict the timeframe of the FDA approval process. Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of our development stage product. We reported net losses of approximately $1.6 million and $1.7 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of approximately $11.6 million. We expect to continue to incur significant expenses and increasing operating losses until we have a commercially viable product. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities including, but not limited to the following:

•	Purchase additional lab equipment for our pre-mini heart and post mini-heart testing;
•	Build out of additional lab space, lab supplies;
•	Hire additional lab, research, and science personnel;
•	Add operational, legal, compliance, financial, investor relations, and management information systems personnel, for commercialization efforts and support our operations as a new public company.

We will not generate revenue from product sales unless and until we successfully complete our mini heart. If we are successful in developing the mini heart; we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, and distribution. Further, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our products.

4

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products for the foreseeable future. If our development efforts for our product candidates are successful, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. These expenses include salaries and related personnel cost, including stock based compensation, research supplies, rent, independent contractors, and research and development advisory board costs and other costs that directly support our research and development activities.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our executives and other administrative functions. General and administrative expenses include legal fees, accounting, auditing, consulting, and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Interest Income. Interest income consists of interest earned on our cash balances.

Interest Expense. Interest expenses consist of interest on convertible debt and related party debt.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credit carryforwards will not be realized.

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 31, 2022

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2023 were $1.1 million compared to $1.2 million for the six months ended June 30, 2022. As we transition to a public company, we expect these costs to increase in future periods.

5

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2023 were $0.4 million compared to $0.5 million for the six months ended June 30, 2022. The decrease of $0.1 million in research and development expenses in the first six months of 2023 from the first six months of 2022 primarily relates to personnel-related costs. We expect to further expand our research and development efforts and thus expect to incur substantially more costs in this area in the future.

Other Income (Expense)

Interest Income. Interest income for the six months ended June 30, 2023 and 2022 were minimal and consisted of interest earned on invested cash balances.

Interest Expense. Interest expense was primarily related to our working capital loan and our convertible notes. We intend to repay in full the principal and any accrued interest on our working capital loans from proceeds from our public offering, which will thereafter reduce our interest expense.

Liquidity and Capital Resources

As indicated in the accompanying unaudited financial statements, we had an accumulated deficit of approximately $11.6 million, incurred a net loss of approximately $1.6 million, and had cash outflows from operations of approximately $0.28 million as of and for the six months ended June 30, 2023. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, clinical development of our programs. To date, we have funded our operations with proceeds from sales of common stock borrowings under convertible promissory notes, working capital loans, and personal loans from our CEO and a trust beneficially owned by our CEO. As of June 30, 2023, we had cash and cash equivalents of $37,439.

Operating Activities

During the six months ended June 30, 2023, operating activities used $0.3 million of cash, primarily resulting from our net loss of approximately $1.6 million, partially offset by non-cash charges and changes in our operating assets and liabilities of approximately $1.3 million.

During the six months ended June 30, 2022, operating activities used approximately $80.8 million of cash, primarily resulting from our net loss of approximately $1.7 million, partially offset by non-cash charges and changes in our operating assets and liabilities of approximately $0.9 million.

Financing Activities

During the six months ended June 30, 2023, net cash provided by financing activities was $0.1 million, consisting of a $200,000 in related party loans from our CEO and a trust beneficially owned by our CEO, partially offset by the costs of our public offering.

During the six months ended June 30, 2022, net cash provided by financing activities was $742,527, consisting of a $1,000,000 working capital loan partially offset by the costs of our public offering.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our research and development to create a mini heart. In addition, transition from a private company to a publicly-traded company will increase our reporting and compliance cost.

6

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements for the year ended December 31, 2022, as filed with our 1-k filed on April 27, 2022, and which are incorporated by reference herein, regarding concerns about our ability to continue as a going concern and our audited financial statements attached thereto contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Legal Proceedings

On August 28, 2020, a group of noteholders totaling the principal amount of $600,000 filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, Illinois. The breach alleged in the lawsuit was for not providing required financial information in the form of unaudited financial statements to the noteholders in accordance with the terms of the convertible note agreements. The file number is 2020L006166. Several of the noteholders’ cases were dismissed. As of September 20, 2023, two noteholders with an aggregate principal amount of $375,000 of notes remain in the lawsuit. The noteholders have filed a motion for summary judgment which is currently expected to be fully briefed on October 12, 2023. The Company has indicated in filings to the court that the Company complied with its obligations pursuant to the terms of the convertible note agreements. The Company intends to continue to vigorously defend against this litigation.

Other than the above, we are not party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, or results of operation. However, we may from time to time become subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a significant material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially adversely affect our reputation, even if resolved in our favor.

Related Party Transactions

We had the following transactions with related parties during the last two fiscal years:

2023 Loan from our CEOs:

On April 5, 2023, the 1030 Trust, a revocable trust beneficially owned by our CEO, loaned us $120,000 with an interest rate of 5% and a maturity date of October 5, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

On June 8, 2023, Steven Morris, our CEO, loaned us $80,000 with an interest rate of 5% and a maturity date of October 5, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

On July 24, 2023, Steven Morris, our CEO, loaned us $35,000 with an interest rate of 5% and a maturity date of December 5, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

7

On August 25, 2023, the Steve Morris Trust, an irrevocable trust beneficially owned by our CEO, loaned us $75,000 with an interest rate of 10% and a maturity date of December 15, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

Bookkeeping Services:

In 2022, 2021, and 2020, we used the bookkeeping services of an accounting firm in which our former CFO was a partner. We incurred $37,060, $24,260, and $17,265 of fees for accounting services in the years ended December 31, 2022, 2021, and 2020, respectively.

2022 Working Capital Loan ($1.5 Million):

On May 18, 2022, our CEO, through his trust, the BioLife4D – SM Trust, obtained a $1 million loan from one of our shareholders pursuant to a Secured Promissory Note, dated as of May 18, 2022, in the principal amount of $1 million (the “SM Trust Loan”). The SM Trust Loan is secured by 33,334 shares of our common stock held by the BioLife4D – SM Trust pursuant to a Stock Pledge Agreement, dated as of May 18, 2022, by and between the BioLife4D – SM Trust, as pledgor, and the shareholder as secured party. The funds received from the SM Trust Loan were then placed in a deposit account with Fifth Third Bank, National Association (the “Deposit Account”) and used to serve as collateral for our $1 million Working Capital Loan from Fifth Third Bank, National Association (the “Lender”), pursuant to an Assignment of Deposit Account, dated May 18, 2022, by and among the BioLife4D – SM Trust, us, and the Lender, each dated as of May 18, 2022 (the “Working Capital Loan”).

The Promissory Note has an interest rate of 4.320% and matures on May 18, 2023 (the “Maturity Date”). On May 18, 2023, we entered into an extension of the maturity date with the Lender to September 18, 2023. We are obligated to make monthly interest payments to the Lender until the Maturity Date upon which date the amount of the entire principal balance and any unpaid but accrued interest is due. Our obligations under the Working Capital Loan are secured by a lien on a certain deposit account with the Lender (the “Deposit Account”) owned by the BioLife4D – SM Trust dated November 1, 2016, (the “BioLife4D – SM Trust”) pursuant to an Assignment of Deposit Account, dated as of May 18, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

On December 6, 2022, our CEO, through his trust, the BioLife4D – SM Trust, obtained an additional loan of $500,000 from the same shareholder. The parties amended and restated the Secured Promissory Note from the SM Trust Loan, dated as of December 7, 2022, to increase the principal amount from $1 million to $1.5 million. The parties then also amended and restated the Stock Pledge Agreement to secure the SM Trust Loan, thereby increasing the pledge by the BioLife4D – SM Trust from 33,334 shares of common stock to 150,000 shares of common stock. The funds received from were placed in the same Deposit Account and used to serve as collateral for our $500,000 Second Working Capital Loan from the Lender, pursuant to an Assignment of Deposit Account, dated December 6, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

On June 5, 2023, the funds in the Deposit Account were assigned to us and, on or before September 18, 2023, will be used to repay the Fifth Third Loan. In exchange for the assignment of the funds and in lieu of repayment of the Working Capital Loan and the Second Working Capital Loan, we agreed to issue to the shareholder (i) 241,936 shares of common stock and (ii) 241,936 warrants each to purchase one share of common stock and 241,936 shares of common stock underlying those warrants.

Steven Morris, our CEO, is the sole beneficiary and trustee of the BioLife4D – SM Trust and exercises voting power and control over the shares held by the trust.

The above summary of our Working Capital Loan, Second Working Capital Loan, and the SM Trust Loan is qualified in its entirety by reference to the full text of the Business Loan Agreements and the related Promissory Notes and Assignment of Deposit Account, with respect to the Working Capital Loan and Second Working Capital Loan, the Secured Promissory Notes, and Stock Pledge Agreement, with respect to the SM Trust Loan, which are incorporated by reference as exhibits hereto.

From May 18, 2022 to December 31, 2022, interest expense to BioLife4D-SM Trust totaled $65,616. From January 1, 2023 to June 30, 2022, interest expense to BioLife4D-SM Trust totaled $87,729.

8

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. We recognize compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. We determine the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, we estimate the probability of achievement of the performance criteria and recognize compensation expense related to those awards expected to vest. We account for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. Our common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

We have adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that we are obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on our behalf, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

9

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

•

a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in an initial public offering registration statement;

•	an exemption to provide fewer than five years of selected financial data in an initial public offering registration statement;
•	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;
•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and
•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of this election, the information that we provide may be different than the information you may receive from other public companies in which you hold equity interests.

We would cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

ITEM 2 OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

F-1

CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)	*
ASSETS
Current assets:
Cash and cash equivalents	$37,439	$233,779
Prepaid expenses	-	17,752
Total current assets	37,439	251,531
Fixed assets, net	6,684	11,995
Right of use asset	167,821	213,469
Other assets	724,719	611,643
TOTAL ASSETS	$936,663	$1,088,638

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$580,457	$308,392
Accrued expenses	662,018	285,225
Working Capital Loan	200,000	1,500,000
Lease liability - current	97,670	93,388
Total current liabilities	1,540,145	2,187,005
Long-Term liabilities
Accrued interest expense	247,852	211,852
Lease liability -long term	61,151	111,081
Convertible Notes net of discount	750,000	750,000
Total Long-Term Liabilities	1,059,003	1,072,933
Total Liabilities	2,599,148	3,259,938

Commitments and Contingencies (Note 12)

Stockholders’ Equity (deficit)
Preferred stock $0.00001 par value. 20,000,000 authorized, none issued or outstanding	$-	$-
Common stock $0.00001 par value, 50,000,000 authorized,
And 3,859,542 and 3,612,770 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	39	36
Additional paid-in capital	9,976,022	7,849,327
Accumulated deficit	(11,638,546)	(10,020,663)
Total Stockholders’ Equity (deficit)	(1,662,485)	(2,171,300)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$936,663	$1,088,638

*Derived from audited information

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-2

CONDENSED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2023 and 2022

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Expenses
General and administrative	$562,596	$558,745	$1,131,846	$1,192,458
Depreciation and amortization	2,655	2,655	5,311	5,311
Research and development	163,587	258,886	357,900	451,137
Total expenses	728,838	820,286	1,495,057	1,648,906

Net operating loss	(728,838)	(820,286)	(1,495,057)	(1,648,906)

Other Income (expenses)
Interest income	379	32	1,242	64
Interest expense	(48,331)	(34,941)	(124,068)	(57,822)
Net Other Income (expenses)	(47,952)	(34,909	(122,826)	(57,758

Loss before income taxes	(776,790)	(855,195)	(1,617,883)	(1,706,664)
Income taxes
Net loss	(776,790)	(855,195)	(1,617,883)	(1,706,664)

Net loss per common share- basic and diluted	$(0.21)	$(0.24)	$(0.45)	$(0.47	) )

Weighted-average common shares - basic and diluted	3,617,606	3,605,131	3,617,606	3,604,395

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3

CONDENSED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2023 and 2022

(Unaudited)

	2023	2022

Cash flows from operating activities:
Net income (loss)	$(1,617,883)	$(1,706,664)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	5,311	5,311
Non-cash interest	-	4,881
Stock compensation	626,698	565,827
Stock issued for services	-	-
PPP loan forgiveness	-	-
Other		(9,000)
Changes in operating assets and liabilities of the business
Prepaid expense	17,752	(25,650)
Security deposits	-	(23,700)
Accounts payable	320,425	269,922
Accrued expense	328,433	56,667
Accrued interest expense	36,000	37,440

Net cash (used in) operating activities	(283,264)	(824,966)
Cash flows from investing activities:
Purchase of Fixed Asset	-	(16,300)
Net cash used in investing activities	-	(16,300
Cash flows from financing activities:
Proceeds from working capital loan	200,000	1,000,000
Deferred offering costs	(113,076)	(257,473)
Net cash provided by financing activities	86,924	742,527
Net increase (decrease) in cash and cash equivalents	(196,340)	(98,739)
Cash and cash equivalents at the beginning of the year	233,779	932,885
Cash and cash equivalents at the end of period	$37,439	$834,146

Supplemental Non-Cash Flow Information
Working capital loan converted to common shares	$1,500,000	$-
Right of use Assets in exchange for lease obligations	$-	$285,144
Cash paid for interest	$18,331	$3,720
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

CONDENSED STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2023

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity/
	Shares	Par Value	Capital	Deficit	(Deficit)

Balance at December 31, 2022	3,612,770	$36	$7,849,327	$(10,020,663)	$(2,171,300)

Stock-based compensation	2,418	-	313,287		313,287
Loss for the period				(841,093)	(841,093)
Balance at March 31, 2023	3,615,188	$36	$8,162,614	$(10,861,756)	$(2,699,106)

Shares issued	241,936	3	1,499,997		1,500,000
Stock-based compensation	2,418	-	313,411		313,411
Loss for the period				$(776,790)	$(776,790)
Balance at June 30, 2023	3,617,606	$39	$9,976,022	$(11,638,546)	$(1,662,485)

Balance at December 31, 2021	3,611,376	$36	$6,616,600	$(6,605,816)	$10,820

Share cancellation	(10,000)	-	-	-	-
Stock-based compensation	1,750	-	212,127		212,127
Loss for the period				(851,469)	(851,469)
Balance at March 31, 2022	3,603,126	$36	$6,828,727	$(7,457,285)	$(628,522)

Reconciliation for non-partial shares in reverse stock split	393	-	-	-	-
Stock-based compensation	3,417	-	353,700	-	353,700
Loss for the period				$(855,195)	$(851,195)
Balance at June 30, 2022	3,606,936	$36	$7,182,427	$(8,312,480)	$(1,130,017)

 The accompanying notes are an integral part of these unaudited condensed financial statements.

F-5

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

BIOLIFE4D CORPORATION (“the Company,”) is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts potentially suitable, subject to FDA approval, for implantation – potentially lifesaving technology that ultimately gives patients the gift of time.

The Company is driving a movement to transform the treatment of heart disease which is the leading cause of death among both men and women globally. The Company is committed to perfecting the technology to make viable organ replacement an accessible and affordable reality, as well as mini-hearts for cardiotoxicity testing. The Company’s groundbreaking approach converges recent breakthroughs in regenerative medicine, adult stem cell biology, 3D printing techniques, and computing technology that could make organ replacement commercially viable and commonplace globally.

The Company plans to create a patient-specific, fully functioning heart through 3D bioprinting using the patient’s own cells – which could eliminate the well-known challenges of organ rejection and long donor waiting lists that plague existing organ transplant methods.

The Company seeks to improve, optimize, adapt, and capitalize on current technologies to create a commercially viable and sustainable process solution. It is impossible to predict the exact amount of time it will take to fully optimize this process, particularly due to the ultimate interaction of the United States Food and Drug Administration (“FDA”) as it is impossible to predict the exact time frame of the FDA approval process.

Going Concern

The accompanying financial statements have been prepared as though the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of June 30, 2023, the Company has an accumulated deficit of approximately $11.6 million, and a net loss of approximately $1.6 million. Net cash used in operating activities was approximately $0.3 million during the six months ended June 30, 2023. Management expects to continue to incur operating losses and negative cash flows from operations. The Company has financed its operations to date from proceeds from the sale of common stock and issuance of debt. The Company’s current liquidity position raises substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that its existing cash and cash equivalents will be insufficient to meet its anticipated cash requirements for at least the next 12 months from the date the financial statements are issued. The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company’s expenditures will vary depending upon several factors including but not limited to the design, timing, and the progress of the Company’s research and development programs, and the level of financial resources available. The Company can adjust its operating plan spending based on available financial resources.

The Company will need to raise additional capital to continue to fund operations and product research and development. The Company believes that it will be able to obtain additional working capital through equity financings, additional debt, or other arrangements to fund future operations; however, as of the date of these financial statements, no committed funding has been obtained, and there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-6

2.	SIGNIFICANT ACCOUNTING POLICIES

The interim condensed financial statements included herein reflect all material adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) which, in the opinion of management, are ordinary and necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under the accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated balance sheet information as of December 31, 2022, was derived from the audited consolidated financial statements included in the Company’s Annual Report. These condensed financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2022 from the Company’s Annual Report on Form 1-K.

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include but are not limited to: the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, and insurance coverage of, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development efforts will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting intellectual property.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in the financial statements are those associated with the inputs used to value option grants and in the determination of predominant outcome for potential conversion events associated with the convertible notes issued by the Company.

(Loss)/Income per Share

Basic (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the (loss) income of the Company. In computing diluted (loss) income per share, the treasury stock method assumes that outstanding instruments are exercised/converted, and the proceeds are used to purchase common stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price/conversion rate of the instruments.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	June 30, 2023	June 30, 2022
Options	97,343	111,869
Convertible notes	18,519	18,519
	115,862	130,388

F-7

Cash and Cash Equivalents

Cash represents cash deposits held at a major financial institution. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less when purchased. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes.

Deferred Offering Costs

Direct costs incurred by the Company to raise debt, equity or other funding that are incurred prior to Company closing on receipt of proceeds from those offerings is treated as a deferred offering cost, a long-term asset on the balance sheet. Upon closing, those costs are transferred or netted, depending on the type of the offering against the proceeds received. In the event of a more than temporary delay or the failure to close, deferred offering costs are expensed as general and administrative expenses. At June 30, 2023, the Company had deferred approximately $699,619 of offering costs which are included on the balance sheet in Other Assets.

Leases

The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. Lease payments included in the measurement of the lease liability include fixed payments owed over the lease term. The Company discounts its unpaid lease payments using its incremental borrowing rate, which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

The lease term includes the noncancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date. The ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability less any accrued lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expenses in the Company’s statement of income with the expense arising from fixed lease payments.

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

F-8

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on behalf of the Company, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. The Company recognizes compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. The Company determines the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, the Company estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. The Company accounts for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. The Company’s common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

The Company has adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that the Company is obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to cash and cash equivalents credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated on the straight-line basis over their estimated useful lives which due to the nature of the work being performed have a three-year estimated useful life. Expenditures for maintenance and repairs are charged to expenses as incurred.

F-9

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are adopted by the Company as of the specified effective date.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of June 30, 2023, and December 31, 2022:

	June 30, 2023	December 31, 2022

Equipment and furniture	$40,673	$40,673
Accumulated depreciation	(33,989)	(28,678)

Equipment and furniture, net	$6,684	$11,995

For the three and six months ended June 30, 2023, the Company recorded depreciation of $2,655 and $5,311, respectively.

For the three and six months ended June 30, 2022, the Company recorded depreciation of $2,655 and $5,311, respectively.

4.	LEASES

The Company leases a BioAssemblyBot 400 and accompanying TSIM and BioApps software (“equipment”) under a noncancelable agreement. The lease commenced on March 1, 2022, and expires in March 2025. At the end of the lease term, the Company has the option to return the equipment, purchase the equipment, or to extend the lease term on a month-to-month basis at the then current monthly rate. The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease are fixed at $9,000 per month through the lease term.

At the end of the lease term, the Company has the option to purchase the equipment for $29,872. Because the Company is not reasonably certain to exercise this purchase option, the option is not considered in determining the lease term and associated potential purchase option payments are not included in lease payments:

F-10

The components of lease expense for the three and six months ended June 30, 2023 and 2022, were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating lease cost	$27,000	$27,000	$54,000	$36,000
Variable lease costs	-	-	-	-
Total lease cost	$27,000	$27,000	$54,000	$36,000

Future minimum lease payments and maturities of the lease liability as of June 30, 2023, are as follows:

2023	54,000
2024	108,000
2025	9,000
Total minimum lease payments	$171,000
Less imputed interest	(20,531)
Total lease liability	150,469
Lease liability – current portion	97,670
Lease liability, long-term portion	$52,799

5.	DEBT

Working Capital Loan

On May 18, 2022 and December 6, 2022, the Company borrowed $1,000,000 and $500,000, respectively, to fund its working capital needs pursuant to a Business Loan Agreement by and between the Company, as the borrower, and Fifth Third Bank, National Association, as lender (the “Lender”) and a related Promissory Note, made by the Company in favor of the Lender, each dated as of May 18, 2022 and amended dated December 6, 2022 (the “Working Capital Loan”). The Company’s obligations under the Working Capital Loan are secured by a lien on a certain deposit account with the Lender (the “Deposit Account”) owned by the BioLife4D – SM Trust dated November 1, 2016, (the “BioLife4D – SM Trust”) pursuant to an Assignment of Deposit Account, dated as of May 18, 2022, amended dated as of December 6, 2022, by and among the BioLife4D – SM Trust, the Company, and the Lender. Steven Morris, the Company’s CEO, is the sole beneficiary and trustee of the BioLife4D – SM Trust which owns 1,600,000 shares of the Company’s common stock, 33,334 of which are pledged to Fifth Third Bank, National Association.

The Promissory Note has an interest rate of 4.32% and matures on May 18, 2023, but in no event later than November 18, 2023. The Company is obligated to make monthly interest payments to the Lender until the Maturity Date upon which date the amount of the entire principal balance and any unpaid but accrued interest is due. As an inducement to the BioLife4D-SM Trust to post the required collateral, the Company has agreed to compensate the BioLife4D-SM Trust at the rate of 10% per annum on the value of the collateral pledged within the trust to the Lender.

On December 6, 2022, our CEO, through his trust, the BioLife4D – SM Trust, obtained an additional loan of $500,000 from the same shareholder. The parties amended and restated the Secured Promissory Note from the SM Trust Loan, dated as of December 7, 2022, to increase the principal amount from $1 million to $1.5 million. The parties then also amended and restated the Stock Pledge Agreement to secure the SM Trust Loan, thereby increasing the pledge by the BioLife4D – SM Trust from 33,334 shares of common stock to 150,000 shares of common stock. The funds received from were placed in the same Deposit Account and used to serve as collateral for our $500,000 Second Working Capital Loan from the Lender, pursuant to an Assignment of Deposit Account, dated December 6, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

F-11

On June 5, 2023, the funds in the Deposit Account were assigned to us and, on or before September 18, 2023, will be used to repay the Fifth Third Loan. In exchange for the assignment of the funds and in lieu of repayment of the Working Capital Loan and the Second Working Capital Loan, we agreed to issue to the shareholder (i) 241,936 shares of common stock and (ii) 241,936 warrants each to purchase one share of common stock and 241,936 shares of common stock underlying those warrants. Steven Morris, our CEO, is the sole beneficiary and trustee of the BioLife4D – SM Trust and exercises voting power and control over the shares held by the trust.

For the three and six months ended June 30, 2023, interest expense to the Lender totaled $29,992 and $87,729, respectively. For the three and six months ended June 30, 2022, the total interest expense was $16,941.

Convertible Notes

In January 2019, the Company issued seven convertible notes and received proceeds totaling $700,000, of which $100,000 was converted in 2019, leaving $600,000 outstanding during the period of these financial statements. The notes had maturity dates of three years from issuance, with the Company having the right, at its sole discretion, to further extend the maturity an additional 24 months upon notice being given to the holders. The interest rate of the notes was 8% per annum in the original 3-year term. Based upon the terms of the notes, the Company has elected to extend the notes and the interest rate will be 12% for the period of the extension.

The Notes may only be repaid in full with interest. The notes contain provisions that require the Company to incur a prepayment penalty should the loans be repaid, in full, prior to the maturity date of the notes. If the note is prepaid in the first year, the penalty is 30% of the outstanding note balance. In the second year, the prepayment penalty is 20% of the outstanding note balance.

The notes contain certain conversion rights granted to the holders. These include the holders having the option prior to the first-year anniversary date to convert all outstanding balances into shares of common stock of the Company at a 20% discount to the then fair market value of the Company’s common stock. This option expires on the first anniversary of the note. In addition, throughout the period where note proceeds are outstanding, in the event the Company completes an equity sale of securities of at least $7,500,000 (excluding amounts converted from outstanding notes), the outstanding loan balance will automatically convert into securities of the new financing at a 20% discount to the then fair market value of the securities being converted into. At inception, the Company has determined that the conversion feature contained within the notes was the predominantly likely method of settlement and therefore has treated the convertible notes as stock settled debt. At inception, the Company recorded the notes at their settled liability amount of $750,000 with the $150,000 treated as a debt discount which was amortized over the original maturity of the convertible notes (see table below). The resulting effective interest rate of the convertible notes was 13.36%.

In January 2022, in accordance with the provisions of the convertible notes, the Company notified the noteholders holding a total of $600,000 of the notes that the Company had extended the maturity date of the convertible notes to January 2024. In accordance with the terms of the extension the interest rate of the convertible notes increased thereafter to 12% per annum.

For the three months ended June 30, 2023, and 2022, the total interest expense was $18,339 and $18,000, respectively.

For the six months ended June 30, 2023, and 2022, the total interest expense was $36,339 and $40,881, respectively.

6.	STOCKHOLDERS’ EQUITY

Amendment to Certificate of Incorporation

On January 24, 2022, the Company filed a revised Certificate of Incorporation with the State of Delaware to increase the total number of shares authorized to 70,000,000 consisting of 50,000,000 shares of common stock, having a par value of $0.00001, and 20,000,000 shares of blank check preferred stock, having a par value of $0.00001. In addition, the previously authorized two classes of voting common stock and non-voting common stock are now combined into one class of voting common stock. All previously issued voting and non-voting common shares have been retroactively presented as one class of common stock.

F-12

In August 2022, the Company filed with the Secretary of State of Delaware to amend its articles of incorporation to effect a 1:3 reverse split of its issued and outstanding common stock. The effect of this reverse split has been shown as if it occurred at the inception of the Company.

Equity Compensation Plans

In January 2022, the Company adopted the 2022 Restricted Stock Plan (“Plan”). The Plan will be administered by the compensation committee of the board of directors. The committee may delegate such authority to any officer or employee of the Company. The Plan awards are available to all employees, executive officers and members of the board of directors. The Plan may grant Stock Awards and may also grant Performance Awards, as defined within the Plan, with a minimum vesting period of two years, unless otherwise determined by the Board. The total shares authorized for issuance under the Plan is 1,666,667 shares of common stock.

Issuance of Common Stock

In February 2022, the Company adopted the 2022 Incentive and Nonstatutory Stock Option Plan (“Option Plan”). The Option Plan will be administered by the compensation committee of the board of directors. The committee may delegate such authority to any officer or employee of the Company. The Option Plan awards are available to all employees, members of the board of directors and consultants. The Option grants authorized for issuance under the Plan may total exercise into 1,666,667 shares of common stock. In the event of a termination or cancellation of an unused option grant, those shares revert back to the Option Plan.

7.	EQUITY BASED COMPENSATION

Restricted Stock Awards

During the six months ended June 30, 2023 and 2022, the Company issued 5,836 and 4,167 shares of common stock, respectively, to management as part of the compensation package contained within certain advisory agreements entered into during the period.

During the six months ended June 30, 2022, the Company recorded $8,111 of stock-based compensation expense in respect to the vesting of certain previously granted equity instruments.

During the six months ended June 30, 2022, the Company issued 1,000 shares of common stock to a third party. The shares were valued at $40,500 based on the pricing of the Company’s securities in its Regulation A, Tier II offering.

In February 2022, the Company and certain members of the advisory board agreed to cancel 10,000 shares of previously issued shares of the Company’s common stock.

Option Awards

In February 2023 and 2022, the Company granted options to its board of directors to acquire 25,000 shares of common stock of the Company at an exercise price of $40.50 per share, with a five-year term. The fair market value of the options on the date of each grant was $652,500. The Company recognized $430,839 and $261,466 of compensation expenses related to these options for the six months ended June 30, 2023 and 2022, respectively. The options vest over one year.

During the six months ended June 30, 2023 and 2022, the Company granted 5,836 and 3,334 options, respectively, to a consultant to acquire shares of common stock at an exercise price of $40.50 per share with a five-year term. The fair market value of the options on the date of grant was $152,320 and $87,000, respectively. The Company recognized $195,859 and $87,000 of compensation expenses related to these options for the six months ended June 30, 2023 and 2022, respectively. These options vest immediately.

F-13

The following table provides the estimates included in the inputs to the Black-Scholes Merton pricing model for the options granted in 2023 and 2022:

Underlying fair market value	$40.50 per share
Expected life	5 years
Risk free interest rate	0.80%
Dividend rate	0%
Historical volatility	81%

The Company has utilized the pricing received, on a near continuous basis from investors, in its Regulation A, Tier II offering as the fair market value for the underlying common shares. In addition, the Company has utilized a basket of five public companies with similar operations to estimate a historical volatility at the time of grant.

A summary of option activity for the six months ended June 30, 2023 and 2022, is as follows:

	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2022	77,332	$40.50	$-
Granted	29,836	40.50	-	4.8
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Options Outstanding as of June 30, 2023	107,168	40.50	-
Options unvested as of June 30, 2023	21,233	40.50	-	4.8

	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2021	101,667	$12.03	$-	1.50
Granted	28,334	40.50	-	4.8
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Options Outstanding as of June 30, 2022	130,001	40.50	-
Options unvested as of June 30, 2022	21,233	40.50	-	4.8

Stock-based compensation expense included in the following line items on the statement of operations for the three and six months ended June 30, 2023 and 2022 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Research and development	$81,040	$69,075	$162,081	$120,750
General and administrative	232,371	284,625	445,077	445,077
Total	313,411	353,700	464,617	565,827

F-14

8.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of the Company’s business activities.

On August 28, 2020, a group of noteholders totaling the principal amount of $600,000 filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, Illinois. The breach alleged in the lawsuit was for not providing required financial information in the form of unaudited financial statements to the noteholders in accordance with the terms of the convertible note agreements. The file number is 2020L006166. Several of the noteholders’ cases were dismissed. As of September 20, 2023, two noteholders with an aggregate principal amount of $375,000 of notes remain in the lawsuit. The noteholders have filed a motion for summary judgment which is currently expected to be fully briefed on October 12, 2023. The Company has indicated in filings to the court that the Company complied with its obligations pursuant to the terms of the convertible note agreements. The Company intends to continue to vigorously defend against this litigation.

9.	RELATED PARTY TRANSACTIONS

On April 5, 2023, the 1030 Trust, a revocable trust beneficially owned by our CEO, loaned $120,000 with an interest rate of 5% and a maturity date of October 5, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

On June 8, 2023, Steven Morris, our CEO, loaned $80,000 with an interest rate of 5% and a maturity date of October 5, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

On July 24, 2023, Steven Morris, our CEO, loaned $35,000 with an interest rate of 5% and a maturity date of December 5, 2023, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

On August 25, 2023, the Steve Morris Trust, an irrevocable trust beneficially owned by our CEO, loaned $75,000 with an interest rate of 10% and a maturity date of December 15, 2024, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

During the six months ended June 30, 2023 and 2022 the Company accrued interest expenses totaling $50,371 and $11,781, respectively, to BioLife4D – SM Trust, of which Mr. Steven Morris, the CEO, is the beneficiary and trustee.

For the six months ended June 30, 2022, the Company used the bookkeeping services of an accounting firm in which an officer of the Company was a partner. The Company incurred $36,740 of accounting services in the six months ended June 30, 2022.

F-15

ITEM 4. EXHIBITS

Index to Exhibits

All Exhibits, except for Ex. 6.57 and 6.58 which are attached hereto, were previously attached to the Company’s Form S-1/A, filed on June 13, 2023, and are incorporated by reference hereto.

Ex. #	Description	S-1/A Ex. #
2.1	Amended and Restated Certificate of Incorporation of BioLife4D Corporation filed with the Division of Corporations, State of Delaware on February 4, 2022	3.1
2.2	Amended and Restated Bylaws of BioLife4D Corporation, dated February 3, 2022	3.2
2.3	Amendment to Bylaws of BioLife4D Corporation, dated August 11, 2022	3.3
6.1	Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated May 30, 2017	10.1
6.2	Amendment to Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated January 17, 2022	10.2
6.3	Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated May 31, 2017	10.3
6.4	Amendment to Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated January 14, 2022	10.4
6.5	Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated June 8, 2017	10.5
6.6	Amendment to Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated February 1, 2022	10.6
6.7	Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated July 11, 2017	10.7
6.8	Amendment to Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated February 1, 2022	10.8
6.9	Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated August 23, 2017	10.9
6.10	Amendment to Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated February 1, 2022	10.10
6.11	Advisory Board Agreement between BioLife4D Corporation and Raimond Winslow, dated August 28, 2017	10.11
6.12	Laboratory Service Agreement between BioLife4D Corporation and Northwestern University, dated November 1, 2017	10.12
6.13	License Agreement between BioLife4D Corporation and Texas Medical Center, dated May 24, 2018	10.13
6.14	First Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated July 3, 2018	10.14
6.15	Second Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated October 29, 2018	10.15
6.16	Third Amendment to License Agreement between and BioLife4D Corporation and Texas Medical Center, dated February 7, 2022	10.16
6.17	Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 3, 2019	10.17
6.18	Extension to the Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 12, 2022	10.18
6.19	Advisory Board Agreement between BioLife4D Corporation and Stephen M. Simes, dated January 21, 2019	10.19
6.20	Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 22, 2019	10.20
6.21	Extension to the Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 13, 2022	10.21
6.22	Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 28, 2019	10.22
6.23	Extension to the Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 12, 2022	10.23
6.24	Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc. and Julius S. Levine Trust, dated January 31, 2019	10.24
6.25	Extension to the Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc., dated January 12, 2022	10.25
6.26	Extension to the Note Purchase Agreement between BioLife4D Corporation and Julius S. Levine Trust, dated January 12, 2022	10.26
6.27	Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 31, 2019	10.27
6.28	Extension to the Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 13, 2022	10.28
6.29	Employment Agreement between BioLife4D Corporation and Kathleen Ann Lewis, dated September 15, 2020	10.29
6.30	Engagement Letter between BioLife4D Corporation and The Hechtman Group LTD, dated July 22, 2021	10.30
6.31	Intelligent Office Membership Agreement between BioLife4D Corporation and Aspire Ventures, LLC d/b/a Intelligent Office of Lincolnshire, dated December 29, 2021	10.31
6.32	Platform-as-a-Service Monthly Service Agreement between BioLife4D Corporation and Advanced Solutions Life Sciences, LLC, dated December 20, 2021	10.32
6.33	Independent Advisor Agreement between BioLife4D Corporation and Ravi Birla, dated January 11, 2022	10.33
6.34	CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated February 1, 2022	10.34
6.35	2022 Incentive and Nonstatutory Stock Option Plan to Employees, Directors, and Consultants of BioLife4D Corporation, dated February 3, 2022	10.35
6.36	2022 Restricted Stock Plan, dated February 3, 2022	10.36
6.37	Business Loan Agreement, dated May 18, 2022, by and between BioLife4D Corporation and Fifth Third Bank, National Association	10.37
6.38	Promissory Note, dated May 18, 2022, made by BioLife4D Corporation in favor of Fifth Third Bank, National Association	10.38
6.39	Assignment of Deposit Account, dated May 18, 2022, by and among BioLife4D – SM Trust dated November 1, 2016, BioLife4D Corporation and Fifth Third Bank, National Association	10.39
6.40	Secured Promissory Note, dated May 18, 2022, made by BioLife4D – SM Trust, dated November 1, 2016	10.40

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6.41	Stock Pledge Agreement, dated May 18, 2022, by the BioLife4D – SM Trust, dated November 1, 2016	10.41
6.42	Agreement, dated May 18, 2022, between BioLife4D Corporation and BioLife4D – SM Trust, dated November 1, 2016	10.42
6.43	Amendment to CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated August 11, 2022	10.43
6.44	Executive Employment Agreement between BioLife4D Corporation and Steven Morris, dated September 2, 2022	10.44
6.45	Option Agreement between BioLife4D Corporation and Dr. Jeffrey Morgan, dated January 26, 2022, effective as of August 1, 2020	10.45
6.46	Option Agreement between BioLife4D Corporation and Dr. Jeffrey Morgan, dated January 26, 2022, effective as of August 6, 2021	10.46
6.47	Business Loan Agreement, dated December 6, 2022, by and between BioLife4D Corporation and Fifth Third Bank, National Association	10.47
6.48	Promissory Note, dated May 18, 2022, made by BioLife4D Corporation in favor of Fifth Third Bank, National Associate	10.48
6.49	Assignment of Deposit Account, dated December 6, 2022, by and among BioLife4D – SM Trust dated December 6, 2022, by and among BioLife4D –SM Trust dated November 1, 2016, BioLife4D Corporation and Fifth Third Bank, National Association	10.49
6.50	Amended and Restated Secured Promissory Note, dated December 7, 2022, by the BioLife4D – SM Trust, dated November 1, 2016	10.50
6.51	Amended and Restated Stock Pledge Agreement, dated December 7, 2022, by the BioLife4D – SM Trust, dated November 1, 2016	10.51
6.52	Agreement, dated December 6, 2022, between BioLife4D Corporation and BioLife4D – SM Trust, dated November 1, 2016	10.52
6.53	Promissory Note dated April 5, 2023 by BioLife4D Corporation for 1030 Trust	10.53
6.54	Second Amendment to Amended and Restated Secured Promissory Note among the BioLife4D – SM Trust, Gary Reynolds, and BioLife4D Corporation, dated June 12, 2023	10.54
6.55	First Amendment to Agreement by and between BioLife4D Corporation and Fifth Third Bank, National Association, dated June 7, 2023	10.55

6.56	Promissory Note between BioLife4D Corporation and Steven Morris, dated June 8, 2023	10.56
6.57	Promissory Note dated July 24, 2023 between BioLife4D Corporation and Steven Morris	N/A
6.58	Promissory Note dated August 25, 2023 between BioLife4D Corporation and Steven Morris Trust	N/A
99.1	Code of Business Conduct and Ethics and Insider Trading Policy dated February 14, 2022	14.1
99.2	Audit Committee Charter dated February 14, 2022	99.1
99.3	Compensation Committee Charter dated August 23, 2022	99.2
99.4	Nominating and Corporate Governance Committee Charter, dated August 23, 2022	99.3

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on October 5, 2023.

BioLife4D Corporation

Date: October 5, 2023	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer and Director

Date: October 5, 2023	By:	/s/ Wesley Ramjeet
Wesley Ramjeet
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

BioLife4D Corporation

Date: October 5, 2023	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer and Director

Date: October 5, 2023	By:	/s/ Wesley Ramjeet
Wesley Ramjeet
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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